Prudential Investment Portfolios, Inc. 14

655 Broad Street

Newark, New Jersey 07102

June 21, 2016

VIA EDGAR SUBMISSION

Ms. Katey Sabo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios, Inc. 14: Form N-1A

Post-Effective Amendment No. 57 to the Registration Statement under the Securities Act of 1933;

Post-Effective Amendment No. 60 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 002-82976

Investment Company Act No. 811-03712

Dear Ms. Sabo:

We filed through EDGAR on April 18, 2016 on behalf of the Prudential Investment Portfolios, Inc. 14 (the “Registrant”) Post-Effective Amendment No. 57 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 60 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act for the purpose of including disclosure relating to the historical performance of similarly managed accounts in the statutory prospectus of the Prudential Floating Rate Income Fund (the “Fund”), which is a series of the Registrant.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on June 1, 2016, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1.	Comment: Please respond to these comments in a writing filed on EDGAR, include the appropriate responses in such writing, including the Tandy representations, and conform the disclosure throughout the registration statement to reflect revisions made in response to comments on specific sections of the registration statement.

Response: The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate responses in such writing.

2.	Comment: Please confirm that all information either is or will have been completed and/or updated in the Prospectus, Statement of Additional Information, and Part C.

Response: The Registrant confirms that all information in the Prospectus, Statement of Additional Information and Part C is or will have been completed and updated.

PROSPECTUS COMMENTS:

3.	Comment: In the Summary—Fund Fees and Expenses section, please explain why the “Annual Fund Operating Expenses” table does not include a row disclosing the Fund’s acquired fund fees and expenses, per Item 3 of Form N-1A.

Response: Pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A, when acquired fund fees and expenses do not exceed 0.01% of a fund’s average net assets, the fund may include the acquired fund fees and expenses in the “Other Expenses” row of the table. Because the Fund’s acquired fund fees and expenses do not exceed 0.01% of the Fund’s average net assets, the Annual Fund Operating Expenses table does not include a row for acquired fund fees and expenses.

4.	Comment: In the Summary—Investments, Risks and Performance section, please consider restoring to the “Principal Investment Strategies” discussion the following disclosure, which previously appeared in this section: “A description of security ratings is in an Appendix to the Fund’s SAI.”

Response: Upon further review, we have added the requested language. However, because we believe that the discussion of security ratings is more appropriately included outside of the Summary, we have included the discussion in the section of the statutory prospectus entitled More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies.

5. Comment:	In the Summary—Investments, Risks and Performance section, in the disclosure pertaining to “Loan Liquidity Risk,” please modify the following sentence: “As noted above, loans trade in an over-the-counter market, and confirmation and settlement may take significantly longer than seven days to complete.” In particular, please remove the phrase “[a]s noted above,” because this is the first time in the prospectus that the concepts are discussed.

Response: The disclosure has been revised as requested.

6.	Comment: In the Summary—Investments, Risks and Performance section, in the disclosure pertaining to “Loan Liquidity Risk,” please include disclosure or explanation discussing how the Fund intends to address liquidity needs that may arise as a result of the lengthy settlement period.

Response: The disclosure has been revised as requested.

7.	Comment: In the Summary—Investments, Risks and Performance section, please include as a principal risk that the lengthy settlement period for loans may cause the Fund to incur losses in order to pay redemption proceeds on time.

Response: The discussion of “Liquidity Risk” which appears in this same section already discusses the risk of loss to the Fund associated with the sale of relatively less liquid investments. Because we believe that this concept is already fully discussed in the existing discussion, we respectfully decline to add additional language or discussion. In addition, we also note that the disclosure pertaining to “Loan Liquidity Risk” currently states that: “Difficulty in selling a loan can result in a loss.”

8. Comment:	With respect to the risk disclosures discussed above in Comment No. 6 and Comment No. 7, please indicate whether or not the Fund has considered adding these disclosures as principal risks, and if the Fund has determined that these are not principal risks, please explain the basis for that determination.

Response: As set forth above, language has been added to Loan Liquidity Risk about how the Fund intends to address liquidity needs arising from extended settlement periods. Also, the Fund’s existing Liquidity Risk already discloses the risk that the Fund will lose money if it is forced to sell investments to pay redemptions. As a result, the Registrant believes that the Fund’s principal risk disclosure already addresses these points and that no additional disclosure is necessary.

9.	Comment: In the Summary—Buying and Selling Fund Shares section, the first row of the table denotes the minimum initial and subsequent investments in “(most cases).” Please include specific explanation of “(most cases).”

Response: An explanation of the circumstances pursuant to which the minimum initial and subsequent investment requirements are not applicable appears in the “How to Buy Shares” section of the statutory prospectus. Including this explanation in the Summary would increase the length of the Summary while including explanation which is duplicative. Accordingly, we respectfully decline to include additional explanation in the Summary.

10.	Comment: In the Summary—Buying and Selling Fund Shares section, the disclosure states that “[y]ou can purchase or redeem shares on any business day through the Fund’s transfer agent or through servicing agents….” Please modify this sentence to include disclosure noting that the Fund must be open in order for an investor to purchase or redeem shares on a business day.

Response: The disclosure has been revised as requested.

11.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies, please consider adding sub-headings to clearly denote the principal and non-principal strategies.

Response: We believe that the existing organization and presentation of the disclosure conforms to the requirements of Form N-1A, because the Fund’s principal strategies are identified, as required, in the Summary.

12.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies, please confirm that the section explains how emerging markets are identified by the Fund, such as through the use of a vendor and/or other processes.

Response: Disclosure has been added to the SAI which explains how the Fund identifies emerging markets.

13.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies, please define the term “non-US currency.”

Response: The disclosure has been revised to refer to the US dollar and currencies other than the US dollar.

14.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies, please include disclosure stating how much advance notice will be given to shareholders if the Fund’s Board of Trustees were to approve a change in the Fund’s investment objectives. Note that the Staff recommends a minimum of 60 days’ advance notice to shareholders.

Response: The Registrant submits that currently applicable rules and regulations do not require that the Fund provide advance notice for revising a non-fundamental policy. Based on the facts and circumstances relating to a hypothetical revision to the policy, the Manager and the Fund’s Board would determine whether advance notice to shareholders would be necessary and the appropriate length of any such notice period.

15.	Comment: Please move the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Prior Historical Performance of Similarly Managed Accounts so that it immediately follows the section titled How the Fund is Managed, because the discussion of prior performance of other similar accounts is not related to the Fund’s investments and investment strategies, and the current placement of this section could be misleading to investors. In addition, the current placement of the section may impede the presentation of the information that is required to be disclosed pursuant to Item 9 of Form N-1A.

Response: As requested, the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Prior Historical Performance of Similarly Managed Accounts has been moved so that it immediately follows the section titled How the Fund is Managed.

16.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Prior Historical Performance of Similarly Managed Accounts, please clearly identify the adviser/subadviser that achieved the prior performance which is discussed in this section.

Response: The disclosure has been revised as requested to clearly identify the subadviser.

17.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Prior Historical Performance of Similarly Managed Accounts, please confirm and include disclosure stating that the performance information presented in this section includes all accounts that are substantially similar to the Fund.

Response: This has been confirmed and the disclosure has been revised as requested.

18.	Comment: The section titled More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Prior Historical Performance of Similarly Managed Accounts includes the following sentence: “Net returns are presented before custodial fees and other operating expenses but after the subadviser’s actual advisory fees and transaction costs.” Net returns must be net of all actual expenses, fees and loads (if any), except for custodian fees. Please revise as appropriate.

Response: The disclosure has been revised as requested.

19.	Comment: The section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Prior Historical Performance of Similarly Managed Accounts includes the following disclosure: “The accounts included in the Composite and the Bank Loan Fund were verified by third party pricing services throughout the periods shown.” Please include disclosure identifying who conducted and supplied the verification, and what type of verification was conducted. Pursuant to Rule 436 promulgated under the 1933 Act, please include as an exhibit to the Registration Statement a consent from the entity that conducted and supplied the verification.

Response: Disclosure which is responsive to this comment has been included. The requested consent has been included as an exhibit to the Amendment.

20.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Prior Historical Performance of Similarly Managed Accounts, please confirm supplementally that the Fund has the records to support the calculation of the performance of the similarly managed accounts. These records are required to be prepared and retained pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Fund’s subadviser has informed the Registrant that it has the records necessary to support the calculation of performance as required by Rule 204-2 under the Advisers Act.

21.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Investments and Investment Strategies, please revise the discussion pertaining to Temporary Defensive Investments to state that the Fund’s use of temporary defensive investments could prevent the Fund from achieving its investment objectives. Please see Item 9(b)(1)—Instruction 6 of Form N-1A.

Response: After review and due consideration, we believe that the existing disclosure is consistent with Item 9, Instruction 6, and so we respectfully decline to revise the disclosure language.

22.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Investments and Investment Strategies, please consider revising the discussion pertaining to Derivative Strategies to include the following sentence, which was formerly included in this discussion: “We cannot guarantee that these strategies and techniques will work, that the instruments necessary to implement these strategies and techniques will be available, or that the Fund will not lose money.”

Response: The requested revision has been made.

23.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Investments and Investment Strategies, the Short Sales discussion should indicate whether or not it is a principal investment strategy of the Fund. Please confirm whether or not the costs associated with short sales are material, and if so, the costs relating to short sales should be disclosed in a separate row of the Annual Fund Operating Expenses table.

Response: Short sales are not discussed in the Item 4 Prospectus disclosure because they are not considered to be a principal strategy of the Fund. The costs associated with short sales are not material.

24.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Investments and Investment Strategies, the following sentence, which appears in the discussion of Other Investments, is unclear: “The Fund might not use all of the strategies or invest in all of the types of securities as described in the Prospectus or in the SAI.” Please clarify whether such other investments would be principal strategies of the Fund.

Response: All of the Fund’s principal strategies and risks are disclosed in the Item 4 Prospectus disclosure.

25.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Risks of Investing in the Fund, please expand the discussion to indicate whether or not derivatives can be utilized for speculative purposes, since the discussion states only that the Fund will use derivatives for “hedging…and for non-hedging purposes.”

Response: After due consideration, the Registrant respectfully declines to make this revision. The use of derivatives to increase return consistent with the Fund’s investment objective is already disclosed in the Prospectus.

26.	Comment: In the section titled More About the Fund’s Principal and Non-Principal Investment Strategies—Investments and Investment Strategies, in the table titled “Principal & Non-Principal Strategies: Investment Limits,” please consider noting in the table which strategies are principal and which are non-principal.

Response: After due consideration, we believe that the disclosure which precedes the table appropriately identifies the Fund’s principal strategies, and so we do not believe that the requested revisions are necessary. Accordingly, we respectfully decline to make the requested revision.

27.	Comment: In the section titled How to Buy, Sell and Exchange Fund Shares—How to Buy Shares, in the “Choosing a Share Class” discussion, please clarify that the sales charge for Class C shares is a contingent deferred sales charge.

Response: The disclosure has been revised as requested.

28.	Comment: In the section titled How to Buy, Sell and Exchange Fund Shares—How to Buy Shares, in the “Understanding the Price You’ll Pay” discussion, please clarify that purchases of Fund shares will be effected at the NAV next determined after the purchase order is received.

Response: This section currently includes, in relevant part, the following explanation: “For Class A shares, you'll pay the public offering price, which is the NAV next determined after we receive your order to purchase, plus an initial sales charge (unless you're entitled to a waiver). For all other share classes, you will pay the NAV next determined after we receive your order to purchase…” Because this explanation already states that purchases of shares will be priced at the next-determined NAV after the purchase order is received, we do not believe that any revision or additional language is necessary.

29.	Comment: In the section titled How to Buy, Sell and Exchange Fund Shares—How to Buy Shares, in the “Understanding the Price You’ll Pay” discussion, please include disclosure indicating the specific days that the Fund will not be open. See Item 11(a)(3) of Form N-1A.

Response: Upon review, we believe that the existing disclosure complies with Item 11(a)(3) and the accompanying instructions, in that it “effectively communicates the information”

(e.g., explaining that shares will not be priced on the days on which the New York Stock Exchange is closed for trading).

30.	Comment: In the section titled How to Buy, Sell and Exchange Fund Shares—How to Sell Your Shares, in the “90-Day Repurchase Privilege” discussion please explain what is meant by “one-time privilege.” Please clarify whether or not an investor may utilize this privilege more than once.

Response: We are in the process of expanding the 90-day repurchase privilege so that it may be exercised by an account holder once per year. Revised explanation with respect to the 90-day repurchase privilege will be included in the Fund’s prospectus.

STATEMENT OF ADDITIONAL INFORMATION:

31.	Comment: As a general comment, please confirm that all non-principal strategies are disclosed in the Statement of Additional Information (SAI), but please do not duplicate prospectus disclosures, unless necessary to make the SAI more understandable.

Response: The Registrant confirms that all non-principal strategies are disclosed in the SAI. Information which appears in the Prospectus is repeated in the SAI in order to make the disclosure clear.

32.	Comment: In Part I of the SAI, in the section titled Investment Risks and Considerations, please revise the discussion pertaining to Asset-Backed Securities to more specifically indicate the types of CDOs that are identified as “other” CDOs.

Response: The disclosure has been revised.

33.	Comment: In Part I of the SAI, in the section titled Investment Risks and Considerations, please revise the discussion pertaining to Illiquid or Restricted Securities to state that the Fund is subject to a maximum of 15% of net assets invested in illiquid securities.

Response: Disclosure that is responsive to this comment has been added to the SAI.

34.	Comment: In Part I of the SAI, in the section titled Investment Risks and Considerations, please revise the discussion pertaining to Reverse Repurchase Agreements and Dollar Rolls to disclose the maximum percentage of fund assets that may be invested in these instruments.

Response: The disclosure has been revised to denote that the Fund’s investments in these instruments are subject to the Fund’s restrictions on borrowing.

35.	Comment: In Part I of the SAI, in the section titled Investment Restrictions, please revise investment restriction number 6 to refer to “industry or group of industries,” because the existing language does not comply with Section 8(b) of the 1940 Act.

Response: This language is part of a fundamental investment policy of the Fund, which may only be changed with shareholder approval.

36.	Comment: In Part I of the SAI, in the section titled Investment Restrictions, please include the methodology or scheme that the Fund utilizes to classify industries.

Response: Disclosure that is responsive to this comment has been added to the SAI.

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff: (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel